

25002960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III⚡

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SEC FILE NUMBER
8-67485

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Triple A Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2916 Grand Canal

(No. and Street)

Venice	**CA**	**90291**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Wibbelsman	**310-773-8127**	**ww@triplea-us.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius and Associates LLP

(Name – if individual, state last, first, and middle name)

94/8,Block A,Wazirpur Industrial Area,Main Ring Road	**New Delhi**	**India**	**110052**
(Address)	(City)	(State)	(Zip Code)
2/10/2009		**3223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _WARREN WIEBELSMAN_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Triple A Partners LLC_ , as of _April 1_ , _2025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached certificate

Signature: _[signature]_

Title: _CEO_

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2. -not included
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other office completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California _____ }

County of _Los Angeles_ }

On _April 01, 2025_ before me, _Kyong Hun Kim, notary public_ ,
(Here insert name and title of the officer)

personally appeared _WARREN WIBBELSMAN_ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports Form X-17A-5
(Title or description of attached document)

(Oath or Affirmation)
(Title or description of attached document continued)

Number of Pages _____ Document Date _____

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual(s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

INSTRUCTIONS FOR COMPLETING THIS FORM
This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is/are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Triple A Partners LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

Table of Contents

Page

SEC Form X-17A-5 Part III and Oath of Affirmation   1-3

Report of Independent Registered Public Accountant   4-5

Statement of Financial Condition   6

Statement of Income   7

Statement of Changes in Members Equity   8

Statement of Cash Flows   9

Notes to Financial Statements   10-13

Schedule I   Computation of Net Capital Requirements
Pursuant to Rule 15c3-1   14

Schedule II   Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3   15

Schedule III   Information relating to Possession or Control
Requirements under Rule 15c3-3   16

Report of Independent Registered Public Accounting Firm
Exemption Report Review   17

Firm Exemption Report   18



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LL

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of TRIPLE A PARTNERS LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the TRIPLE A PARTNERS LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
April 1, 2025



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Triple A Partners LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	370,530
Accounts receivable		543,000
Advances		51,000
Deposits paid		<u>1,000</u>
Total Assets	$	<u>965,530</u>

Liabilities and Members' Equity

Liabilities

Accounts payable	11,887
Advances payable	2,321
Commissions payable	27,000
State income tax payable	3,300
Total Liabilities	<u>44,508</u>

Members' Equity

Member's Equity	921,022
Total Members' Equity	<u>921,022</u>

Total Liabilities and Members' Equity	$	<u>965,530</u>

Triple A Partners LLC
Statement of Income
For the Year Ended December 31, 2024

Revenues		
Consulting Fee Income	$	2,295,711
Total Revenues	$	2,295,711
Expenses		
Management fees	$	893,945
Registered persons compensation		854,674
Regulatory		5,232
Travel & Entertainment		73,638
Professional fees		26,748
Rent		13,800
Office expense		19, 881
Insurance expense		32,356
Total Operating Expenses	$	1,920,274
Income Before Tax Provision		
Federal		--
State	$	4,011
Net Income	$	371,426

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

	Total
Balance, December 31, 2023	$ 576,855
Capital Withdrawal	(27,259)
Net Income	371,426
Balance, December 31, 2024	$ 921,022

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2024

Cash Flows from Operating Activities
    Net   Income $ 371,426

Changes in operating assets and liabilities:

Decrease in Accounts Payable	(4,088)
Increase in Advance payable	2,321
Increase in commissions payable	27,000
Increase in State taxes payable	3,300
Increase in advances	(1,000)
Increase in Account receivables	(393,000)
Decrease in Due from parent	20
Net cash provided by operating activities	<u>5,979</u>

Cash Flow from Investing Activities

    Net cash provided by Investing Activities   <u>(0)</u>

Cash Flow from Financing Activities

    Member Withdrawals   (27,259)

    Net cash provided by financing activities   <u>(27,259)</u>

Net cash decrease for the year $ (21,280)

Cash: Beginning of the Year   <u>391,810</u>

Cash: End of the Year $ <u>370,530</u>

See Accompanying Notes to Financial Statement

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company operates as a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") under footnote 74 in SEC Release 34-70073.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Income

The Company provides its services under terms of placement agent agreements. Under such agreements the Company may receive a percentage of management fees and incentive fees earned by the investment manager on the accounts introduced by the Company to the investment manager. Such agreements may also outline a monthly base fee and variable payments based on performance of the Company per the agreement. Under an additional type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company was subject to state income tax and recognize an expense of $4,011 in 2024. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2019.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Recent Accounting Pronouncements:
1. FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

2. FASB ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The FASB issued ASU 2023-09 on December 14, 2023, which amends income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance requires the entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact ASU 2023-09 will have on its income tax disclosures

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3-Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Fair Value Measurements on a Recurring Basis As of December 31, 2022		
Assets	**Level 1**	**Level 2**	**Level 3**
Cash	$370,530	$ 0	$ 0
Total	$370,530	$ 0	$ 0

Note 4 – Related Parties

The Company's CEO Warren Wibbelsman is sole owner of Triple A Partners Inc, and Triple A Partners LLC. The Company pays Warren Wibblesman earned income via salary or by distribution to Triple A Partners Inc. All accounts are adjusted to actual at the beginning of the following year. During the year ending December 31, 2024, The Company. distributed $893,945 of management fees, which were received from the Company, to Warren Wibbelsman.
The Company employs a registered representative named James Tar. The Company has advanced James Tar $51,000 over the years. Mr. Tar was relicensed with the Company in 2024.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $326,022 which was $321,022 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $44,508. The Company's aggregated indebtedness ratio to net capital was .14 to 1.

Note 6– Commitments and Contingencies

The Company will account for all operating leases longer than one year per ASC 842. The Company will account for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives.

Currently, the Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $13,800 for the year ended December 31, 2024. The Company does not have any other leases and no leases longer than one year.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not claim an exemption under Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Relating to possession or control requirements.

Note 8: Segment Reporting:

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. The Company has identified its Chief Compliance Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 – Subsequent Events

   Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through March 27, 2025, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 10 – SIPC Supplementary Report Requirement

   During the year ended December 31, 2024, the company paid $1,722 in fees to SIPC.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2024

Computation of Net Capital
    Total ownership equity from statement of
    financial condition $ 921,022

Nonallowable assets:

    Deposit paid   (1,000)
    Accounts receivable   (543,000)
    Advances   (51,000)

Total Nonallowable Assets   (595,000)

    Net Capital $ 326,022

Computation of Net Capital Requirements
    Minimum net aggregate indebtedness-
      6-2/3% of net aggregate indebtedness $ 2,967

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 5,000

    Excess Capital $ 321,022

Excess net capital at 1000% (net capital less 10% of
    aggregate indebtedness) or 120% of required
    Net Capital $ 320,022

Computation of Aggregate Indebtedness
    Total liabilities $ 44,508

    Percentage of aggregate indebtedness to net capital   14%

The following is a reconciliation of the above net capital
  computation with the Company's corresponding
  unaudited computation pursuant to Rule 179-5(d) (4):

    Net capital unaudited $ 321,755
    Adjustments   4,267
    Net capital audited $ 326,022

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

A computation of reserve requirement is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2024

Information relating to possession or control requirements is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).



March 14, 2025

Triple A Partners LLC
Exemption Report Pursuant to Amendments to Rule 17a-5 Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Triple A Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker- dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2023.

Triple A Partners LLC
I, Warren Wibbelsman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Warren Wibbelsman CEO, Dated: March 28,2025

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LL

+91 11 4559 6689
info@masllp.com
www.masllp.com

MERCURIUS

Report of Independent Registered Public Accounting Firm

To the Members of TRIPLE A PARTNERS LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31,2024. Management of TRIPLE A PARTNERS LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31,2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31,2024, noting differences which are not material;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in *accordance with the standards of the Public Company Accounting Oversight Board (United States).*

We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

New Delhi, India
April 1, 2025

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of TRIPLE A PARTNERS LLC

We have reviewed management's statement, included in the accompanying TRIPLE A PARTNERS LLC Exemption Report, in which:

(1) TRIPLE A PARTNERS LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to: (i) effecting securities transaction via subscription's on a subscription way basis where the funds are payable to the issuer or its agent and not to the company: and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31,2024, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31,2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 1, 2025



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

INDIA